West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		September 30,	December 31,
	Note	2022	2021
Assets
Current assets
Cash and short-term investments		$1,323	$1,568
Receivables		487	508
Income taxes receivable		65	42
Inventories	5	1,031	1,061
Prepaid expenses		100	38
		3,006	3,217
Property, plant and equipment		3,934	4,100
Timber licences		356	368
Goodwill and other intangible assets		2,364	2,440
Export duty deposits	16	367	242
Other assets		91	58
Deferred income tax assets		3	8
		$10,121	$10,433

Liabilities
Current liabilities
Payables and accrued liabilities		$824	$848
Current portion of reforestation and decommissioning obligations		44	46
Income taxes payable		26	312
		894	1,206
Long-term debt	6	499	499
Other liabilities	7	189	360
Deferred income tax liabilities		750	712
		2,332	2,777
Shareholders’ Equity
Share capital	9	2,718	3,402
Retained earnings		5,453	4,503
Accumulated other comprehensive loss		(382)	(249)
		7,789	7,656
		$10,121	$10,433
The number of Common shares and Class B Common shares outstanding at October 25, 2022 was 84,024,275 .

The accompanying notes are an integral part of these condensed consolidated financial statements.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings and Comprehensive Earnings
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Note	2022	2021	2022	2021

Sales		$2,088	$2,358	$8,085	$8,480

Costs and expenses
Cost of products sold		1,371	1,213	3,933	3,487
Freight and other distribution costs		260	220	755	639
Export duties, net	16	(53)	66	(10)	176
Amortization		140	147	441	431
Selling, general and administration		84	73	265	224
Equity-based compensation		5	9	(1)	28
Impairment charges	10	—	—	13	—
		1,807	1,728	5,396	4,985

Operating earnings		281	630	2,689	3,495

Finance income (expense), net	11	3	(11)	(7)	(44)
Other	12	12	5	36	9
Earnings before tax		296	624	2,718	3,460
Tax provision	13	(80)	(164)	(650)	(847)
Earnings		$216	$460	$2,068	$2,613

Earnings per share (dollars)
Basic	14	$2.50	$4.20	$21.31	$23.79
Diluted	14	$2.50	$4.20	$21.13	$23.79

Comprehensive earnings
Earnings		$216	$460	$2,068	$2,613
Other comprehensive earnings
Items that may be reclassified to earnings
Translation loss on operations with different functional currency		(62)	(13)	(133)	(12)
Items that will not be reclassified to earnings
Actuarial (loss) gain on retirement benefits, net of tax	8	(14)	60	149	145
		(76)	47	16	133
Comprehensive earnings		$140	$507	$2,084	$2,746

The accompanying notes are an integral part of these condensed consolidated financial statements.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Note	2022	2021	2022	2021

Share capital
Balance - beginning of period		$2,791	$3,820	$3,402	$481
Issuance of Common shares	9	—	1	—	3,491
Repurchase of Common shares for cancellation	9	(73)	(379)	(684)	(530)
Balance - end of period		$2,718	$3,442	$2,718	$3,442

Contributed surplus
Balance - beginning of period		$—	$—	$—	$—
Acquired equity-settled share option plan		—	—	—	14
Equity-settled share option expense		—	—	—	1
Convert equity-settled share option plan to cash-settled		—	—	—	(15)
Balance - end of period		$—	$—	$—	$—

Retained earnings
Balance - beginning of period		$5,385	$4,258	$4,503	$2,237
Actuarial (loss) gain on retirement benefits, net of tax	8	(14)	60	149	145
Repurchase of Common shares for cancellation	9	(109)	(517)	(1,189)	(691)
Earnings for the period		216	460	2,068	2,613
Dividends declared		(25)	(21)	(78)	(64)
Balance - end of period		$5,453	$4,240	$5,453	$4,240

Accumulated other comprehensive loss
Balance - beginning of period		$(320)	$(239)	$(249)	$(240)
Translation loss on foreign operations		(62)	(13)	(133)	(12)
Balance - end of period		$(382)	$(252)	$(382)	$(252)

Shareholders' Equity		$7,789	$7,430	$7,789	$7,430

The accompanying notes are an integral part of these condensed consolidated financial statements.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Note	2022	2021	2022	2021
Cash provided by operating activities
Earnings		$216	$460	$2,068	$2,613
Adjustments
Amortization		140	147	441	431
Impairment charges		—	—	13	—
Finance (income) expense, net	11	(3)	11	7	44
Foreign exchange (gain) loss		(9)	—	(21)	2
Export duty	16	(77)	39	(116)	64
Retirement benefit expense		24	23	71	65
Contributions to retirement benefit plans		(16)	(16)	(53)	(42)
Tax provision		80	164	650	847
Income taxes paid		(111)	(277)	(955)	(775)
Other		(22)	(44)	(30)	(40)
Changes in non-cash working capital
Receivables		56	239	(9)	(28)
Inventories		55	28	18	(21)
Prepaid expenses		16	8	(23)	(30)
Payables and accrued liabilities		84	132	(1)	132
		433	914	2,060	3,262
Cash used for financing activities
Repayment of long-term debt		—	—	—	(667)
Repayment of lease obligations		(4)	(5)	(14)	(10)
Make-whole premium paid		—	—	—	(60)
Finance expense paid		(2)	(3)	(13)	(28)
Financing fees paid		—	(1)	—	(4)
Repurchase of Common shares for cancellation		(185)	(892)	(1,849)	(1,218)
Issuance of Common shares		—	—	—	7
Dividends paid		(27)	(24)	(74)	(54)
		(218)	(925)	(1,950)	(2,034)
Cash provided by (used for) investing activities
Acquired cash and short-term investments from Norbord Acquisition[1]		—	—	—	642
Additions to capital assets		(147)	(106)	(328)	(234)
Other		5	1	8	5
		(142)	(105)	(320)	413
Change in cash		73	(116)	(210)	1,641
Foreign exchange effect on cash		(31)	(10)	(35)	3
Cash - beginning of period		1,281	2,231	1,568	461
Cash - end of period		$1,323	$2,105	$1,323	$2,105
1.The Norbord Acquisition was a non-cash share consideration transaction, and therefore, only the acquired cash is included in the above cash flow. Changes in Norbord’s cash position incurred subsequent to February 1, 2021 are incorporated into our cash flow statement.

The accompanying notes are an integral part of these condensed consolidated financial statements.

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Interim Financial Statements
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board and use the same accounting policies as the most recent audited annual consolidated financial statements. These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 26, 2022. These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021. Certain 2021 figures have been reclassified to conform with the current year’s presentation.
3.Business acquisitions

Norbord acquisition
On February 1, 2021, we acquired all of the outstanding shares of Norbord Inc. (“Norbord”). According to the terms of the Norbord Acquisition, Norbord shareholders received 0.675 of a West Fraser share for each Norbord share held. The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million.
Included in the Norbord Acquisition are five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.
We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America (“NA”) Engineered Wood Products (“EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes.
Angelina Forest Products acquisition
On December 1, 2021, we acquired the Angelina Forest Products (“Angelina Acquisition” or “Angelina”) lumber mill located in Lufkin, Texas for cash consideration of $311 million. This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Cash consideration	$311

Fair value of net assets acquired:
Cash	$8
Accounts receivable	7
Inventories	11
Property, plant and equipment	213
Customer relationship intangible	21
Goodwill	58
Payables and accrued liabilities	(7)
$311
Through the process of finalizing the purchase price allocation during the quarter ended March 31, 2022, we reclassified $21 million from goodwill to customer relationship intangible asset.
4.Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.

Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the Northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
5.Inventories

	September 30,	December 31,
	2022	2021
Manufactured products	$472	$446
Logs and other raw materials	339	412
Materials and supplies	220	203
	$1,031	$1,061
Inventories at September 30, 2022 were subject to a valuation reserve of $18 million (December 31, 2021 - $6 million) to reflect net realizable value being lower than cost.
6.Operating loans and long-term debt
Operating loans

As at September 30, 2022, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $17 million (£15 million) credit facility dedicated to our European operations, and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at September 30, 2022, our revolving credit facilities were undrawn (December 31, 2021 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2021 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option.

In addition, we have credit facilities totalling $128 million (December 31, 2021 - $137 million) dedicated to letters of credit. Letters of credit in the amount of $63 million (December 31, 2021 - $65 million) were supported by these facilities.
All debt is unsecured except the $6 million (CAD$8 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-term debt

	September 30,	December 31,
	2022	2021
Senior notes due October 2024; interest at 4.35%	$300	$300
Term loan due August 2024; floating interest rate	200	200
Notes payable	1	1
	501	501
Less: deferred financing costs	(2)	(2)
Less: current portion	—	—
	$499	$499
The fair value of the long-term debt at September 30, 2022 was $491 million (December 31, 2021 - $513 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.
Interest rate swap contracts
At September 30, 2022, we had interest rate swap contracts to pay fixed interest rates (weighted average interest rate of 1.14%) and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These interest rate swap agreements fix the interest rate on the $200 million term loan disclosed in the long-term debt table above. These agreements mature in August 2024.
The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in Other on the condensed consolidated statements of earnings and comprehensive earnings. For the three and nine months ended September 30, 2022, a gain of $4 million and $13 million (three and nine months ended September 30, 2021 - nil and gain of $3 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at September 30, 2022 was an asset of $12 million recorded in other assets (December 31, 2021 - liability of $1 million).
7.Other liabilities

		September 30,	December 31,
	Note	2022	2021
Retirement liabilities	8	$15	$168
Long-term portion of reforestation		38	59
Long-term portion of decommissioning		23	25
Export duties	16	72	69
Interest rate swap contracts	6	—	1
Other		41	38
		$189	$360
8.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	September 30,	December 31,
	2022	2021
Projected benefit obligations	$(947)	$(1,378)
Fair value of plan assets	995	1,239
Impact of asset ceiling adjustments	(14)	(2)
	$34	$(141)
Represented by
Retirement assets	$49	$27
Retirement liabilities	(15)	(168)
	$34	$(141)
The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities are as follows:

	September 30,	December 31,
	2022	2021
Discount rate	5.11%	3.03%
Future compensation rate increase	3.60%	3.60%
The actuarial gain (loss) on retirement benefits, included in other comprehensive earnings, is as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Actuarial (loss) gain	$(17)	$80	$196	$194
Tax recovery (provision)	3	(20)	(47)	(49)
	$(14)	$60	$149	$145
9.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued

	September 30, 2022		December 31, 2021
	Number	Amount	Number	Amount
Common	82,831,072	$2,718	103,647,256	$3,402
Class B Common	2,281,478	—	2,281,478	—
Total Common	85,112,550	$2,718	105,928,734	$3,402
For the three and nine months ended September 30, 2022, we issued no Common shares under our share option plans (three months ended September 30, 2021 - 1,000 Common shares; nine months ended September 30, 2021 - 129,429

Common shares) and no Common shares under our employee share purchase plan (three months ended September 30, 2021 - no Common shares; nine months ended September 30, 2021 - 2,946 Common shares).
Share repurchases
Normal Course Issuer Bid
On February 23, 2022, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023. We have entered into an automatic share purchase plan with our broker, which enables us to provide standard instructions and purchase Common shares on the open market during self-imposed blackout periods.
For the nine months ended September 30, 2022, we repurchased 8,917,979 Common shares at an average price of $83.24 per share under our NCIB programs.
Substantial Issuer Bid
On April 20, 2022, we commenced a substantial issuer bid (“2022 SIB”) under which the Company offered to purchase from shareholders for cancellation up to $1.25 billion of Common shares. The 2022 SIB was made by way of a “modified Dutch auction” procedure with a tender price range from $80.00 to $95.00 per share.
We took up and purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the 2022 SIB. The Common shares repurchased represented approximately 11.7% of the total number of West Fraser’s issued and outstanding Common shares and Class B Common shares at the time the 2022 SIB was announced in April 2022. For the duration of the 2022 SIB, we suspended share repurchases under our current NCIB, but resumed repurchases after the expiration of the 2022 SIB.
10.Impairment Charges
During the quarter ended March 31, 2022, management approved a plan to permanently reduce the capacity at our pulp mill in Hinton, Alberta. One of Hinton pulp mill’s two production lines will shut, and the remaining line will produce Unbleached Kraft Pulp rather than Northern Bleached Softwood Kraft Pulp. As a result, we recorded impairment charges of $13 million during the quarter ended March 31, 2022 relating to equipment that will be decommissioned permanently as part of the transition to Unbleached Kraft Pulp.
11.Finance expense, net

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Interest expense	$(7)	$(11)	$(18)	$(42)
Interest income on short-term investments	5	1	9	2
Interest income on export duty deposits	7	1	6	3
Finance expense on employee future benefits	(2)	(2)	(4)	(7)
	$3	$(11)	$(7)	$(44)

12.Other

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Foreign exchange gain (loss)	$9	$—	$21	$(2)
Gain on interest rate swap contracts	4	—	13	3
Other	(1)	5	2	8
	$12	$5	$36	$9
13.Tax provision
The tax provision differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings before tax as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Income tax expense at statutory rate of 27%	$(80)	$(168)	$(734)	$(934)
Rate differentials between jurisdictions and on specified activities	7	24	85	109
Non-taxable (deductible) amounts	—	(6)	8	(8)
Other	(7)	(14)	(9)	(14)
Tax provision	$(80)	$(164)	$(650)	$(847)
14.Earnings per share
Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for purposes of calculating diluted earnings per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense (recovery) charged to earnings and deducting a notional charge using the equity‑settled method, as set out below. All adjustments to earnings are tax-effected, when applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares during the period disclosed exceeds the exercise price of the share option.
The cash-settled method was more dilutive for the three months ended September 30, 2022. The equity-settled method was more dilutive for the nine months ended September 30, 2022 and an adjustment was required for both the numerator and denominator. The cash-settled method was more dilutive for the three and nine months ended September 30, 2021.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings per share is as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Earnings
Numerator for basic EPS	$216	$460	$2,068	$2,613
Cash-settled recovery included in earnings	—	—	(5)	—
Equity-settled expense adjustment	—	—	(4)	—
Numerator for diluted EPS	$216	$460	$2,059	$2,613

Weighted average number of shares (thousands)
Denominator for basic EPS	86,317	109,652	97,034	109,862
Effect of dilutive equity-based compensation	—	—	421	—
Denominator for diluted EPS	86,317	109,652	97,455	109,862

Earnings per share (dollars)
Basic	$2.50	$4.20	$21.31	$23.79
Diluted	$2.50	$4.20	$21.13	$23.79

15.Segment and geographical information

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 30, 2022
Sales
To external customers	$910	$796	$233	$149	$—	$2,088
To other segments	25	2	—	—	(27)	—
	$935	$798	$233	$149	$(27)	$2,088
Cost of products sold	(665)	(468)	(155)	(110)	27	(1,371)
Freight and other distribution costs	(118)	(92)	(41)	(9)	—	(260)
Export duties, net	53	—	—	—	—	53
Amortization	(45)	(71)	(9)	(12)	(3)	(140)
Selling, general and administration	(45)	(23)	(8)	(6)	(2)	(84)
Equity-based compensation	—	—	—	—	(5)	(5)
Operating earnings	$115	$144	$20	$12	$(10)	$281
Finance expense, net	5	(2)	(1)	—	1	3
Other	7	2	3	1	(1)	12
Earnings before tax	$127	$144	$22	$13	$(10)	$296

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 30, 2021
Sales
To external customers	$859	$1,075	$175	$249	$—	$2,358
To other segments	24	2	—	—	(26)	—
	$883	$1,077	$175	$249	$(26)	$2,358
Cost of products sold	(586)	(375)	(140)	(138)	26	(1,213)
Freight and other distribution costs	(102)	(70)	(34)	(14)	—	(220)
Export duties, net	(66)	—	—	—	—	(66)
Amortization	(41)	(73)	(8)	(23)	(2)	(147)
Selling, general and administration	(36)	(20)	(8)	(7)	(2)	(73)
Equity-based compensation	—	—	—	—	(9)	(9)
Operating earnings	$52	$539	$(15)	$67	$(13)	$630
Finance expense, net	(8)	(1)	(2)	1	(1)	(11)
Other	7	4	1	—	(7)	5
Earnings before tax	$51	$542	$(16)	$68	$(21)	$624

Nine Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 30, 2022
Sales
To external customers	$3,698	$3,173	$617	$597	$—	$8,085
To other segments	64	7	—	—	(71)	—
	$3,762	$3,180	$617	$597	$(71)	$8,085
Cost of products sold	(1,882)	(1,280)	(460)	(382)	71	(3,933)
Freight and other distribution costs	(343)	(253)	(122)	(37)	—	(755)
Export duties, net	10	—	—	—	—	10
Amortization	(135)	(232)	(26)	(41)	(7)	(441)
Selling, general and administration	(142)	(79)	(24)	(22)	2	(265)
Equity-based compensation	—	—	—	—	1	1
Impairment charges	—	—	(13)	—	—	(13)
Operating earnings	$1,270	$1,336	$(28)	$115	$(4)	$2,689
Finance expense, net	—	(6)	(2)	—	1	(7)
Other	9	13	6	2	6	36
Earnings before tax	$1,279	$1,343	$(24)	$117	$3	$2,718

Nine Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 30, 2021
Sales
To external customers	$3,942	$3,431	$568	$539	$—	$8,480
To other segments	80	8	—	—	(88)	—
	$4,022	$3,439	$568	$539	$(88)	$8,480
Cost of products sold	(1,695)	(1,123)	(409)	(348)	88	(3,487)
Freight and other distribution costs	(311)	(190)	(104)	(34)	—	(639)
Export duties, net	(176)	—	—	—	—	(176)
Amortization	(119)	(216)	(25)	(64)	(7)	(431)
Selling, general and administration	(107)	(55)	(26)	(17)	(19)	(224)
Equity-based compensation	—	—	—	—	(28)	(28)
Operating earnings	$1,614	$1,855	$4	$76	$(54)	$3,495
Finance expense, net	(18)	(3)	(5)	—	(18)	(44)
Other	4	4	4	—	(3)	9
Earnings before tax	$1,600	$1,856	$3	$76	$(75)	$3,460
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
United States	$1,351	$1,557	$5,647	$5,919
Canada	357	352	1,241	1,388
U.K. and Europe	152	248	588	549
Asia	225	199	600	619
Other	3	2	9	5
	$2,088	$2,358	$8,085	$8,480

16.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute

Additional details can be found in note 25 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our consolidated annual financial statements for the year ended December 31, 2021.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the United States Department of Commerce (“USDOC”). The CVD and ADD cash deposit rates are updated based on the USDOC’s Administrative Review (“AR”) for each Period of Investigation (“POI”), as summarized in the tables below.
On August 4, 2022, the USDOC finalized the duty rate for AR3, resulting in the recording of an export duty recovery of $81 million and interest income in earnings and an increase in export duty deposits receivable.
On March 9, 2022, the USDOC initiated AR4 POI covering the 2021 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 28, 2017 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[1]
January 1, 2020 - November 30, 2020	17.99%	3.62%
December 1, 2020 - December 31, 2020	7.57%	3.62%
AR4 POI[2]
January 1, 2021 - December 1, 2021	7.57%	n/a
December 2, 2021 - December 31, 2021	5.06%	n/a
AR5 POI[3]
January 1, 2022 – January 9, 2022	5.06%	n/a
January 10, 2022 – August 8, 2022	5.08%	n/a
August 9, 2022 - September 30, 2022[4]	3.62%	n/a
1.On January 31, 2022, the USDOC issued a preliminary CVD rate and, on August 4, 2022, a final CVD rate for the AR3 POI. This table only reflects the final rate.
2.The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
3.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
4.On August 4, 2022, the USDOC revised our CVD Cash Deposit Rate effective August 9, 2022.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[1]
January 1, 2020 - November 29, 2020	5.57%	4.63%	3.40%
November 30, 2020 - December 31, 2020	1.40%	4.63%	3.40%
AR4 POI[2]
January 1, 2021 - December 1, 2021	1.40%	n/a	6.80%
December 2, 2021 - December 31, 2021	6.06%	n/a	6.80%
AR5 POI[3]
January 1, 2022 - August 8, 2022	6.06%	n/a	2.23%
August 9, 2022 - September 30, 2022[4]	4.63%	n/a	2.23%
1.On January 31, 2022, the USDOC issued a preliminary ADD rate and, on August 4, 2022, a final ADD rate for the AR3 POI. This table only reflects the final rate.
2.The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
3.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
4.On August 4, 2022, the USDOC revised our ADD Cash Deposit Rate effective August 9, 2022.
Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Cash deposits[1]	$(23)	$(27)	$(105)	$(112)
Adjust to West Fraser Estimated ADD rate[2]	(5)	(39)	34	(64)
Effective duty expense for period	(28)	(66)	(71)	(176)
Duty recovery attributable to AR3[3]	81	—	81	—
Export duties, net	53	(66)	10	(176)
Net Interest income (expense) on duty deposits attributable to West Fraser Estimated rate adjustments	(1)	—	(3)	1
Interest income on the AR1, AR2, and AR3 duty deposits receivable	8	1	9	2
Interest income on duty deposits	7	1	6	3
1.Represents combined CVD and ADD cash deposit rate of 8.97% from January 1, 2021 to December 1, 2021, 11.12% from December 2, 2021 to January 9, 2022, 11.14% from January 10, 2022 to August 8, 2022, and 8.25% from August 9, 2022 to September 30, 2022.
2.Represents adjustment to West Fraser Estimated ADD rate of 2.23% for Q3-22, 0.80% for Q2-22, and 7.20% for Q3-21.
3.$81 million represents the duty recoverable attributable to the finalization of the AR3 duty rates for the 2020 POI.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded. As of September 30, 2022, export duties paid and payable on deposit with the USDOC were $772 million.
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset.

Export duty deposits receivable is represented by:

Nine Months Ended
September 30,
2022
Beginning of period	$242
Export duties recognized as duty deposits receivable	114
Interest recognized on duty deposits receivable	11
End of period	$367
For AR4, we have recorded a duty payable related to ADD for the difference between the Cash Deposit Rate and our West Fraser Estimated Rate of 6.80%.
Export duties payable is represented by:

Nine Months Ended
September 30,
2022
Beginning of period	$69
Export duties payable related to AR4	(2)
Interest recognized on the export duties payable	5
End of period	$72
17.Contingencies
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.